Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2023

The Annual General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel on Thursday, October 19, 2023 at 12:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.
To approve and adopt, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the Share Purchase Agreement, dated August 30, 2023 (the “Purchase Agreement”), between the Company and MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd., and the transactions and agreements contemplated thereby, including the Non-Competition Agreement and the Transition Services Agreement; and (ii) the proposed Master Purchase Agreement and the related Digital Payload License Agreement, Investor Rights Agreement, Escrow Service Agreement, License Agreement, Security Agreements and the related ancillary agreements (all of the foregoing, collectively, the “MDA Transactions”).

2.	To approve the proposed special transaction bonus to be paid to the Executive Chairman of the Board of Directors of the Company (the “Board”) in respect of the MDA Transactions.
3.
To re-elect Yair Shamir as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.

4.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.
5.
To approve and ratify the appointment of Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on September 15, 2023 are entitled to notice of and vote at the Meeting.

The Board recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented at the Meeting. Accordingly, you are kindly requested to (i) vote online using the instructions on the enclosed proxy or (ii) complete, date, sign and mail the proxy to be provided at your earliest convenience. Execution of a proxy will not in any way affect your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 670315 Israel, by no later than Monday, October 9, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

The quorum for the Meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding 33 1∕3% of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company’s registered office at 12 Hamada Street, Rehovot 670315, Israel, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website www.satixfy.com, and the SEC’s website at www.sec.gov.

SatixFy Communications Ltd.